October 17, 2014

Investment Managers Series Trust
803 West Michigan Street
Milwaukee, Wisconsin 53233

Pioneer Series Trust I
60 State Street
Boston, Massachusetts 021 09

Ladies and Gentlemen:

This opinion is furnished to you pursuant to Paragraph 8.5 of the Agreement and Plan of Reorganization (the "Agreement"), dated as of October 17, 2014, among Investment Managers Series Trust, a Delaware statutory trust (the "Acquiring Trust"), on behalf of Oak Ridge Large Cap Growth Fund, a series thereof (the "Acquiring Fund"), and Pioneer Series Trust I, a Delaware statutory trust (the "Acquired Trust"), on behalf of Pioneer Oak Ridge Large Cap Growth Fund, a series thereof (the "Acquired Fund"). All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement. The Agreement contemplates (1) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for (a) the issuance to the Acquired Fund of a number of shares of each class of Acquiring Fund Shares, including fractional Acquiring Fund Shares, having an aggregate NAV equal to the NAV of the Acquired Fund attributable to the corresponding class or classes of Acquired Fund Shares, and (b) the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, and (2) the distribution by the Acquired Fund of the Acquiring Fund Shares pro rata on a class-by-class basis to the Acquired Fund Shareholders in complete liquidation and dissolution ofthe Acquired Fund (collectively, the "Transaction").

In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement, the Combined Proxy Statement and Prospectus dated July 29, 2014, of the Acquired Fund, the Acquiring Fund, and two other funds involved in a similar reorganization, and related documents (collectively, the "Transaction Documents"). In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies). We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreement or the other Transaction Documents.

Investment Managers Series Trust
Pioneer Series Trust I
October 17, 2014
Page Two

As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Transaction Documents and in certificates of the Acquiring Trust and the Acquired Trust, each dated as of the date hereof (the "Certificates"). Our opinion assumes (i) that all representations set forth in the Transaction Documents and in the Certificates will be true and correct in all material respects as of the date of the Transaction (and that any such representations made "to the best knowledge of," "to the knowledge of," "in the belief of," or otherwise similarly qualified, are true and correct in all material respects without any such qualification), and (ii) that the Agreement is implemented in accordance with its terms and consistent with the representations set forth in the Transaction Documents and Certificates. Our opinion is limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the "Code"), existing case law, existing permanent and temporary treasury regulations promulgated under the Code ("Treasury Regulations"), and existing published revenue rulings and procedures of the Internal Revenue Service that are in effect as of the date hereof, all of which are subject to change and new interpretation, both prospectively and retroactively. We assume no obligation to update our opinion to reflect other facts or any changes in law or in the interpretation thereof that may hereafter occur.

On the basis of and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:

1.
The Transaction will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and each of the Acquired Fund and the Acquiring Fund will be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

2.
No gain or loss will be recognized by the Acquired Fund on the transfer of the Acquired Assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities, or upon the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund, except for (A) gain or loss that may be recognized on the transfer of "section 1256 contracts" as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a "passive foreign investment company" as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an Acquired Asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3.
The tax basis in the hands of the Acquiring Fund of each Acquired Asset will be the same as the tax basis of such Acquired Asset in the hands of the Acquired Fund immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Fund on the transfer.

Investment Managers Series Trust
Pioneer Series Trust I
October 17, 2014
Page Three

4.
The holding period of each Acquired Asset in the hands of the Acquiring Fund, other than assets with respect to which gain or loss is required to be recognized, will include in each instance the period during which such Acquired Asset was held by the Acquired Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an Acquired Asset).

5.	No gain or loss will be recognized by the Acquiring Fund upon its receipt of the Acquired Assets solely in exchange for Acquiring Fund Shares and the assumption of the Assumed Liabilities.

6.	No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund Shares for Acquiring Fund Shares as part of the Transaction.

7.
The aggregate tax basis of the Acquiring Fund Shares that each Acquired Fund Shareholder receives in the Transaction will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor.

8.
Each Acquired Fund Shareholder's holding period for the Acquiring Fund Shares received in the Transaction will include the period for which such shareholder held the Acquired Fund Shares exchanged therefor, provided that the Acquired Fund Shareholder held such Acquired Fund Shares as capital assets on the date of the exchange.

9.	The taxable year of the Acquired Fund will not end as a result of the Transaction.

This opmwn is being delivered solely to you for your use in connection with the referenced Transaction, and may not be relied upon by any other person or used for any other purpose.

Very truly yours,

BINGHAM McCUTCHEN LLP